Form 10-K, Exhibit 13
period 1997-12-31
INDUSTRIAL DISTRIBUTION GROUP INC
filed 1998-03-31
CIK 1042351

Selected Financial Data

The following selected financial data as of and for the years ended December 31, 1994, 1995, 1996, and 1997 have been derived from audited financial statements of the Company; the financial data as of and for the year ended December 31, 1993 have been derived from unaudited financial statements of the Company. All such financial statements of the Company reflect the requirements of the Securities and Exchange Commission's Staff Accounting Bulletin No. 97 ("SAB 97"), which deem the historical financial statements of B&J Industrial Supply Company ("B&J")--one of the nine companies acquired by IDG to commence its current operations as a combined entity (the "Founding Companies"), effective for accounting purposes as of September 24, 1997--to be the historical financial statements of the Company for all periods prior to September 24, 1997. As a result, the Company's financial statements, and the following data, reflect the results of operations and financial condition of B&J alone for the periods prior to September 24, 1997; the results of operations and financial condition of all nine Founding Companies are reflected in the financial statements and data of the Company for only the period of time from and after September 24, 1997. Those facts account for a substantial difference in these financial data as of and for the year ended December 31, 1997 as compared to prior periods; they make comparisons of the data among the periods misleading; and they are a further reason that these historical results are not indicative of the results that the Company may achieve in the future. These selected financial data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Annual Report.

--------------------------------------------------------------------------------------------
Year ended December 31,                         1997      1996      1995      1994      1993
--------------------------------------------------------------------------------------------
(In thousands)
Statements of Income Data:
Net sales                                   $105,919   $29,083   $25,377   $22,108   $20,867
--------------------------------------------------------------------------------------------
Gross profit                                  25,757     7,458     6,646     5,922     5,804
Selling, general, and administrative          22,159     6,058     5,631     5,175     4,952
--------------------------------------------------------------------------------------------
Operating income                               3,598     1,400     1,015       747       852
Net income                                     2,409       991       687       410       551
Balance Sheet Data:
Working capital                             $ 77,631   $ 6,995   $ 6,112   $ 5,608   $ 5,406
Property and equipment, net                    8,824     1,114     1,187     1,234     1,143
Total assets                                 132,643    12,948    10,884     9,504     9,145
Long-term debt, including current portion      6,009     1,533     1,435     1,181       982
Stockholders' equity                          95,529     7,169     6,178     5,491     5,081

Management's Discussion and Analysis

GENERAL

The Company provides flexible procurement solutions for manufacturers and other users of industrial MROP products, distributing a full line of such products and providing specialized services to a diverse group of more than 20,000 customers. The Company sells MROP supplies directly from stock using catalogs or similar methods (stock sales); such sales, on a combined basis, were $177.8 million and $157.5 million in 1997 and 1996, respectively. The Company also sells products and services pursuant to supply contracts (normally for a duration of at least one year) for fixed prices or fixed margins on certain products or product lines; such supply contracts generated sales, on a combined basis, of $80.8 million and $81.5 million in 1997 and 1996, respectively. Pursuant to integrated supply contracts, the Company manages tool cribs and provides a level of enhanced service to certain customers, often with a guaranteed minimum reduction in the customer's total MROP costs. The Company began offering integrated supply contracts in 1995, and revenues from such contracts, on a combined basis, have grown to $26.3 million in 1997 and $12.1 in 1996 from $6.3 million in 1995. Total sales for 1997 and 1996 were $284.9 million and 251.3 million, respectively.

Management expects the upward trend in its integrated supply business and its specialized services supply business to continue for the foreseeable future, driven by increasing demand from customers to outsource their MROP procurement and management functions and for customized MROP procurement solutions. Integrated supply arrangements are still in the early stages of development, but management believes such arrangements are becoming increasingly attractive to customers. IDG has selected integrated supply as a major focus of its operating strategy. Because start-up costs necessary to design and implement an integrated supply arrangement are currently expensed as incurred, such contracts typically have a lower operating margin, in their implementation phase, than the Company's other principal categories of revenue. Management believes, however, that margins on these arrangements generally increase over the term of a contract
(as the Company's costs are reduced and savings to the customer increase), and that integrated supply contracts will become a significant component of the Company's operating results.

Management believes that the success of the Company's integrated supply and other specialized services supply contract business will depend in major part on the Company's utilization of technology to design and implement the MROP procurement solutions that customers desire. The Company, on a combined basis, invested over $800,000 in 1996 and $842,000 in 1997 to develop and upgrade its information systems, including its proprietary Supply Management System and its internal management information systems in order to expand its capabilities to successfully and profitably deliver such specialized services to customers. The Company will continue to commit resources to its technological capabilities in order to provide superior customer service and achieve internal operating efficiencies.

Since B&J is deemed to be the acquiring company under provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 97, the Company's historical financial information prior to September 24, 1997 reflects only the operations of B&J. Management's analysis of such information alone would not convey important information about the Company on a combined basis, or about the historical results of operations achieved by the other eight Founding Companies whose businesses were also acquired by the Company as of September 24, 1997. Management has also included, therefore, its analysis of certain combined financial information of the Company together with all nine Founding Companies.

In these discussions, most percentages and dollar amounts have been rounded to aid presentation; as a result, all such figures are approximations. References to such approximations have generally been omitted.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

These discussions may contain certain forward-looking information and statements concerning the Company's operations, performance, and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to: the availability of attractive acquisition opportunities, the successful integration and management of acquired businesses, improvement of operating efficiencies, the availability of working capital and financing for future acquisitions, the Company's ability to grow internally through expansion of services and customer bases and reduction of overhead, seasonality, the continuation of key supplier relationships, the ability of the Company to compete successfully in the highly competitive and diverse MROP market, the Company's ability to attract and retain key personnel, and other factors discussed in more detail under "Item 1 - Business" of the Company's Annual Report on Form 10-K for fiscal 1997.

RESULTS OF OPERATIONS-COMBINED

The following table sets forth certain combined operating data and shows such data as a percentage of net sales for the periods indicated. These combined data include the operating results of B&J together with the results of the other eight Founding Companies, on a combined basis, for the entire periods presented.

--------------------------------------------------------------------------------------------------------
Year ended December 31,                          1997                  1996                1995
--------------------------------------------------------------------------------------------------------
(dollars in thousands)
Net Sales                               $284,870      100.0%  $251,303      100.0%  $230,877      100.0%
Cost of Sales                            218,213       76.6    191,221       76.1    176,696       76.5
--------------------------------------------------------------------------------------------------------
Gross Profit                              66,657       23.4     60,082       23.9     54,181       23.5
Selling, General, and Administrative      57,911       20.3     53,306       21.2     48,307       20.9
--------------------------------------------------------------------------------------------------------
Operating Income                        $  8,746        3.1%  $  6,776        2.7%  $  5,874        2.6%
--------------------------------------------------------------------------------------------------------


These combined operating data for the periods prior to the acquisition and combination of the Founding Companies by IDG (the "Combination"), effective as of September 24, 1997, may not be indicative of the Company's post-Combination operations for several reasons. The Founding Companies operated as separate privately owned entities until the Combination. Until that time, their results of operations reflect varying tax structures, which in turn have influenced other matters such as owners' compensation. Accordingly, selling, general, and administrative expenses, among other matters, may not be comparable among the individual Founding Companies. As a result of the Combination, the Company has new senior management, incurred implementation costs of the Combination, and has begun to incur amortization expenses from the goodwill associated with the Combination. Moreover, these combined operating data do not represent combined results of operations presented in accordance with generally accepted accounting principles; rather, for all periods prior to September 24, 1997, they are only summations of the respective line items from historical financial information of the individual Founding Companies.

As a result of the Combination, the Company expects to realize savings from several sources, including (a) increased volume discounts and rebates from vendors, (b) consolidation of certain administrative functions, (c) the reduction in interest payments related to the repayment of certain former Founding Company debt, and (d) its ability to borrow at lower interest rates than the Founding Companies. These savings will be offset, to some extent, by costs related to IDG's holding company structure and costs associated with being a public company. No such anticipated effect is reflected in the combined financial information or the following discussion; only results actually achieved by the Company during the period since September 24, 1997 are reflected.

1997 COMPARED TO 1996

Net sales increased $33.6 million, or 13.4%, from $251.3 million in 1996 to $284.9 million in 1997. This increase was attributable, in major part, to an increase in integrated supply and other specialized services supply contract sales. In addition, new customers and existing customers increased orders.

Cost of sales increased $27.0 million, or 14.1%, from $191.2 million in 1996 to $218.2 million in 1997, primarily as a result of increased sales during the latter period. As a percentage of net sales, cost of sales also increased slightly, from 76.1% to 76.6%, due to a change in product mix and certain large sales to a few customers at lower margins.

Selling, general, and administrative expenses increased $4.6 million, or 8.6%, from $53.3 in 1996 to $57.9 million in 1997. The increase is attributable to the higher volume of business, start-up costs associated with new integrated supply contracts, salary increases, and related benefits. In addition, the Company incurred increased professional fees and costs associated with establishing and staffing a corporate office during the 1997 period. As a percentage of net sales, however, selling, general, and administrative expenses decreased .9% from 1996 to 1997.

Operating income increased $2.0 million, or 29.1%, from $6.8 million in 1996 to $8.8 million in 1997. As a percentage of net sales, operating income increased from 2.7% in 1996 to 3.1% in 1997.

1996 COMPARED TO 1995

Net sales increased $20.4 million, or 8.9%, from $230.9 million in 1995 to $251.3 million in 1996. The increase is attributable to an increase in all revenue categories. In addition, price increases and an acquisition at the end of 1995 contributed to increased revenues. These factors were offset by the loss of revenues to one large customer due to a change in their billing arrangement.

Cost of sales increased $14.5 million, or 8.2%, from $176.7 million in 1995 to $191.2 in 1996, primarily as a result of increased sales. As a percentage of net sales, however, cost of sales decreased from 76.5% in 1995 to 76.1% in 1996. The decrease was primarily due to a higher margin product mix, increased margin as a result of the change in the billing arrangement with the customer discussed above, and increased vendor rebates.

Selling, general, and administrative expenses increased $5.0 million, or 10.4%, from $48.3 million in 1995 to $53.3 million in 1996. This increase is attributable to the higher volume of business, start-up costs associated with new integrated supply contracts, and salary increases. As a percentage of net sales, these expenses increased from 20.9% in 1995 to 21.2% in 1996. The increase was primarily due to higher start-up costs associated with new specialized services and integrated supply contracts and an increase in infrastructure including technological upgrades and enhancements needed to support increased volume.

Operating income increased $900,000, or 15.3%, from $5.9 million in 1995 to $6.8 million in 1996. As a percentage of net sales, operating income increased from 2.6% in 1995 to 2.7% in 1996.

RESULTS OF OPERATIONS - HISTORICAL

The following table sets forth certain operating data of the Company (which, pursuant to the requirements of SAB 97, are based on the historical financial results of B&J for the periods prior to September 24, 1997, and include the other eight Founding Companies only for the period from September 24, 1997) and shows such data as a percentage of net sales for the periods indicated:

------------------------------------------------------------------------------------------------------------
Year ended December 31,                            1997                   1996                   1995
------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Net Sales                                $105,919       100.0%   $29,083       100.0%   $25,377       100.0%
Cost of Sales                              80,162        75.7     21,625        74.4     18,731        73.8
------------------------------------------------------------------------------------------------------------
Gross Profit                               25,757        24.3      7,458        25.6      6,646        26.2
Selling, General, and Administrative       22,159        20.9      6,058        20.8      5,631        22.2
------------------------------------------------------------------------------------------------------------
Operating Income                         $  3,598         3.4%   $ 1,400         4.8%   $ 1,015         4.0%
------------------------------------------------------------------------------------------------------------

1997 COMPARED TO 1996

Net sales increased $76.8 million, or 264.2%, from $29.1 million in 1996 to $105.9 million in 1997. This was due primarily to the contributed revenue of the other eight Founding Companies following the Combination on September 24, 1997, but it also reflects increased international sales and sales to a large customer by B&J during the period.

Cost of sales increased $58.5 million, or 270.7%, from $21.6 million in 1996 to $80.2 million in 1997. The increase is primarily due to the substantial increase in sales, which reflected primarily the effect of the Combination discussed above. As a percentage of net sales, cost of sales increased from 74.4% in 1996 to 75.7% in 1997, again primarily reflecting the effect of the Combination because the Founding Companies as a whole have a higher cost of sales percentage than B&J.

Selling, general, and administrative expenses increased $16.1 million, or 265.8%, from $6.1 million in 1996 to $22.2 million in 1997, which reflected primarily the effect of the Combination discussed above. Selling, general, and administrative expenses were relatively constant as a percentage of net sales in 1997. B&J's selling, general, and administrative expenses as a percentage of net sales decreased from 1996 to 1997 due to the ability of B&J to use its existing corporate overhead levels to accommodate increased sales.

Operating income increased $2.2 million, or 157.0%, from $1.4 million in 1996 to $3.6 million in 1997. Operating income as a percentage of net sales decreased, however, from 4.8% in 1996 to 3.4% in 1997.

1996 COMPARED TO 1995

Net sales increased $3.7 million, or 14.6%, from $25.4 million in 1995 to $29.1 million in 1996. This increase was attributable to increased sales to B&J's aerospace and international customers.

Cost of sales increased $2.9 million, or 15.5%, from $18.7 million in 1995 to $21.6 million in 1996. As a percentage of net sales, cost of sales increased from 73.8% in 1995 to 74.4% in 1996. The increase was primarily due to a change in product mix.

Selling, general, and administrative expenses increased $400,000 or 7.6%, from $5.6 million in 1995 to $6.1 million in 1996. As a percentage of net sales, however, selling, general, and administrative expenses decreased from 22.2% in 1995 to 20.8% in 1996. The decrease was primarily due to the ability to support increased sales volume with the existing infrastructure.

Operating income increased $400,000 or 37.9%, from $1.0 million in 1995 to $1.4 million in 1996. Operating income as a percentage of net sales increased from 4.0% to 4.8% in 1996.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 1998, the Company had $31.1 million of cash and cash equivalents, $78.3 million of working capital, and an aggregate of $75 million of borrowing capacity under a revolving credit facility for $75 million with a syndicate of commercial banks ("the Credit Facility"). At December 31, 1997, these amounts were $31.4 million, $77.6 million, and $75 million, respectively.

The Credit Facility has a three-year term from December 11, 1997, may be used for operations and acquisitions, and provides $5 million each for swinglines and letters of credit. Amounts outstanding under the Credit Facility bear interest at either the lead bank's corporate rate or LIBOR, plus applicable margins, as selected by the Company from time to time. The Company incurs a fee between 20 and 30 basis points on the average daily unused capacity during the term. The Credit Facility is secured by the stock of all the subsidiaries of the Company.

The principal operating capital requirements of the Company are for inventory and accounts receivable and purchasing and upgrading property and equipment. The Company also has implemented an acquisition program to pursue strategic consolidation opportunities in the fragmented MROP industry, and while it expects to fund such acquisitions primarily through the issuance of stock, the Company expects that it will also use cash in connection with certain of its acquisitions. The Company believes that it will have sufficient cash from working capital, cash flow from operations, and borrowings, including use of available capacity under the Credit Facility, to fund both its current operations and anticipated internal expansion, as well as its acquisition program for at least the next year.

On an historical basis (consistent with the requirements of SAB 97), net cash provided by (used in) operating activities for fiscal years 1997, 1996 and 1995 was ($2.2 million), $380,000 and $633,000 respectively. The change was principally due to increases in working capital requirements for inventory and accounts receivable, and changes in accrued liabilities.

On an historical basis, net cash provided by (used in) investing activities was primarily attributable to cash of the other eight Founding Companies acquired in the Combination, capital expenditures, and proceeds from the sale of short-term investments. For fiscal years 1997, 1996 and 1995 net cash provided by (used in) investing activities was $2 million, ($150,000) and ($350,000), respectively.

On an historical basis, net cash provided by financing activities for fiscal years 1997, 1996 and 1995 was $30.2 million, $60,000 and $215,000, respectively.
The change was principally due to the completion of the Company's initial public offering on September 29, 1997 for $56.6 million of net proceeds and the use of a portion of those proceeds for the repayment of substantially all amounts outstanding under existing lines of credit of the Founding Companies.

Consolidated Balance Sheets

December 31, 1997 and 1996

-----------------------------------------------------------------------------------
                                                                  1997         1996
-----------------------------------------------------------------------------------
(In thousands, except share data)
ASSETS
Current Assets:
    Cash and cash equivalents                                 $ 31,382     $  1,407
    Short-term investments                                          --          948
    Accounts receivable, net                                    30,394        3,973
    Inventories, net                                            36,784        4,455
    Deferred tax assets                                          1,385          324
    Prepaid and other current assets                             2,182           94
-----------------------------------------------------------------------------------
              Total current assets                             102,127       11,201
PROPERTY AND EQUIPMENT, NET                                      8,824        1,114
INTANGIBLE ASSETS, NET                                          19,580           --
OTHER ASSETS                                                     2,112          633
-----------------------------------------------------------------------------------
              Total assets                                    $132,643     $ 12,948
-----------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Current portion of long-term debt                         $    582     $     83
    Lines of credit                                              1,111        1,077
    Accounts payable                                            17,998        2,284
    Accrued compensation                                         1,893          446
    Other accrued liabilities                                    2,912          316
-----------------------------------------------------------------------------------
        Total current liabilities                               24,496        4,206
-----------------------------------------------------------------------------------
LONG-TERM DEBT                                                   4,316          373
-----------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES                                           880           17
-----------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                      7,422        1,183
-----------------------------------------------------------------------------------
        Total liabilities                                       37,114        5,779
-----------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 8)

STOCKHOLDERS' EQUITY:
    Preferred stock, $.10 par value per share;
         10,000,000 shares authorized,
         no shares issued or outstanding in 1997 and 1996           --           --
    Common stock, $.01 par value per share;
         50,000,000 shares authorized,
         7,261,551 and 912,620 shares issued
         in 1997 and 1996, respectively                             73            9
    Additional paid-in capital                                  85,708           --
    Retained earnings                                            9,748        7,339
    Treasury stock, at cost (0 and 45,628 shares
         in 1997 and 1996, respectively)                            --         (179)
-----------------------------------------------------------------------------------
              Total stockholders' equity                        95,529        7,169
-----------------------------------------------------------------------------------
              Total liabilities and stockholders' equity      $132,643     $ 12,948
-----------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statement of Operations
For the years ended December 31, 1997, 1996, and 1995




-------------------------------------------------------------------------------------------
                                                       1997           1996           1995
-------------------------------------------------------------------------------------------
(In thousands, except per share data)
NET SALES                                         $   105,919      $  29,083      $  25,377
COST OF SALES                                          80,162         21,625         18,731
-------------------------------------------------------------------------------------------
        Gross profit                                   25,757          7,458          6,646
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES          22,159          6,058          5,631
-------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                  3,598          1,400          1,015
INTEREST EXPENSE                                          398            213            129
INTEREST INCOME                                          (461)           (73)           (56)
OTHER INCOME, NET                                         (64)          (171)           (68)
-------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                              3,725          1,431          1,010
PROVISION FOR INCOME TAXES                              1,316            440            323
-------------------------------------------------------------------------------------------
NET INCOME                                        $     2,409      $     991      $     687
-------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
        Basic                                     $      0.91      $    1.14      $    0.79
-------------------------------------------------------------------------------------------
        Diluted                                   $      0.91      $    1.14      $    0.79
-------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES:
        Basic                                       2,639,996        866,992        866,992
-------------------------------------------------------------------------------------------
        Diluted                                     2,653,036        866,992        866,992
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity
For the years ended December 31, 1997, 1996, and 1995



-------------------------------------------------------------------------------------------------------------------

                                                  Common Stock      Additional
                                              -------------------      Paid-In    Retained    Treasury
                                                 Shares    Amount      Capital    Earnings       Stock        Total
-------------------------------------------------------------------------------------------------------------------
(In Thousands, Except Share Data)
Balance, December 31, 1994                      912,620      $  9     $      0      $5,661     $  (179)     $ 5,491
    Net income                                        0         0            0         687           0          687
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                      912,620         9            0       6,348        (179)       6,178
    Net income                                        0         0            0         991           0          991
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                      912,620         9            0       7,339        (179)       7,169
    Retired treasury stock                      (45,628)        0         (179)          0         179            0
    Issuance of common stock to Founding
      Companies and Management                2,592,981        26       29,239           0           0       29,265
    Initial public offering                   3,795,000        38       56,561           0           0       56,599
    Sale of shares through employee
      stock purchase plan                         6,578         0           87           0           0           87

    Net income                                        0         0            0       2,409           0        2,409
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                    7,261,551      $ 73     $ 85,708      $9,748     $     0      $95,529
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements Of Cash Flows
For the years ended December 31, 1997, 1996, and 1995



----------------------------------------------------------------------------------------------------------------
                                                                                  1997         1996         1995
----------------------------------------------------------------------------------------------------------------
(In Thousands)
Cash Flows From Operating Activities:
        Net income                                                            $  2,409      $   991      $   687
----------------------------------------------------------------------------------------------------------------
        Adjustments to reconcile net income to net cash (used in)
           provided by operating activities:
              Depreciation and amortization                                        756          132          153
              Gain on sale of assets                                                (3)          (7)         (11)
              Deferred taxes                                                      (276)         (92)          11
              Changes in operating assets and liabilities,
                net of acquisitions:
                   Accounts receivable                                          (1,093)      (1,138)        (721)
                   Allowance for doubtful accounts                                 280           10           --
                   Inventories, net                                               (119)        (559)        (232)
                   Prepaids and other assets                                      (503)           8          275
                   Accounts payable                                             (2,420)         833          433
                   Accrued compensation                                            105           25           86
                   Other accrued liabilities                                    (1,413)         177          (48)
----------------------------------------------------------------------------------------------------------------
                       Total adjustments                                        (4,686)        (611)         (54)
----------------------------------------------------------------------------------------------------------------
                       Net cash (used in) provided by
                         operating activities                                   (2,277)         380          633
----------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
        Changes in short-term investments                                          948          (34)        (133)
        Cash from acquired companies                                             1,851           --           --
        Additions to property and equipment, net                                  (747)         (51)        (117)
        Cash surrender value of life insurance                                     (24)         (67)        (100)
----------------------------------------------------------------------------------------------------------------
                       Net cash provided by (used in)
                         investing activities                                    2,028         (152)        (350)
----------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
        Proceeds from issuance of common stock,
           net of issuance costs                                                56,599           --           --
        Short term borrowings (repayments)                                     (14,966)         177          320
        Payments on long-term debt                                             (11,409)        (118)        (105)
----------------------------------------------------------------------------------------------------------------
                       Net cash provided by financing activities                30,224           59          215
----------------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                                         29,975          287          498


CASH AND CASH EQUIVALENTS, beginning of year                                     1,407        1,120          622
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                                        $ 31,382      $ 1,407      $ 1,120
----------------------------------------------------------------------------------------------------------------

Supplemental Disclosures:
        Interest paid                                                         $    398      $   214      $   213
----------------------------------------------------------------------------------------------------------------
        Income taxes paid                                                     $    867      $   309      $   121
----------------------------------------------------------------------------------------------------------------
Noncash Transactions:
        Common stock issued in acquisitions (Note 1)                          $ 35,312      $    --      $    --
----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements
December 31, 1997, 1996, and 1995




1. BASIS OF PRESENTATION


Organization and Business

Industrial Distribution Group, Inc. ("IDG" or the "Company"), a Delaware corporation, was formed on February 12, 1997 to create a nationwide supplier of cost-effective, flexible procurement solutions for manufacturers and other users of maintenance, repair, operating, and production products. The Company conducts business in 18 states and provides integrated supply, contract supply, stock/nonstock sales as well as industrial services to a wide range of industries.

Basis of Presentation

In September 1997, IDG completed an initial public offering of its common stock (NYSE: IDG) and, concurrent with the offering, acquired the following nine industrial distribution companies: Associated Suppliers, Inc. ("Associated"), B&J Industrial Supply Company ("B&J"), Cramer Industrial Supplies ("Cramer"), Grinding Supplies Company ("Grinding"), J.J. Stangel Co. ("J.J. Stangel"), Shearer Industrial Supply Co. ("Shearer"), Slater Industrial Supply Company ("Slater"), The Distribution Group ("TDG") (formerly known as "Industrial Distribution Group, Inc."), and Tri-Star Industrial Supply, Inc. ("Tri-Star") (collectively referred to as the "Founding Companies"). The accompanying financial statements of IDG represent B&J (deemed to be the acquiring company under the provisions of the Security and Exchange Commission's Staff Accounting Bulletin No. 97) for the three years ended December 31, 1997 and include the results of operations of the other eight Founding Companies since the effective date of the acquisitions (Note 11).

Initial Public Offering and Acquisitions

Effective September 22, 1997, IDG declared a 115.333 for 1 stock split. All amounts in the financial statements and notes thereto have been restated for this stock split.

On September 24, 1997, the Company sold 3,795,000 shares of common stock to the public at $17 per share (the "Offering"). The net proceeds to the Company from the Offering (after deducting underwriting commissions and offering expenses) were $56.6 million. Of this amount, $25.1 million was used to reduce the Founding Companies' indebtedness under their lines of credit.

The consideration for the acquisitions of the Founding Companies consisted of the Company's common stock. A total of 3,330,224 shares of Company common stock was issued to the stockholders of the Founding Companies. These stockholders have contractually agreed with the Company not to offer, sell, or otherwise dispose of any of those shares for a minimum period of two years after the Offering. The fair value of these shares reflects this restriction.

The closing of the acquisitions and the Offering occurred on September 29, 1997. For accounting purposes, however, September 24, 1997 has been established as the effective date of the acquisitions because management has determined that effective control of the operations of the Founding Companies transferred to IDG on that date.

The acquisitions were accounted for using the purchase method of accounting. The allocations of purchase price to the assets acquired and liabilities assumed of the Founding Companies have been recorded based on preliminary estimates of fair value as follows (in thousands):

Working capital, net                              $ 26,798
Property and equipment                               7,664
Integrated supply contracts                            570
Goodwill                                            19,144
Other assets                                         2,075
Liabilities assumed                                (20,939)
----------------------------------------------------------
                                                  $ 35,312
----------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

An allowance for uncollectible accounts has been established based on the Company's collection experience and an assessment of the collectibility of specific accounts. The allowance amounted to $846,000 and $125,000 as of December 31, 1997 and 1996, respectively.

Inventories

Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost or market value. Cost is determined on an average cost basis, and market is considered to be net realizable value.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized as other income (expense) in the consolidated statements of operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements                              40 years
Leasehold improvements                                  Life of related lease
Furniture, fixtures, and equipment                      5-10 years
Computer hardware and software                          5 years

Intangible Assets

Intangible assets consist primarily of goodwill, which is amortized using the straight-line method over a period not to exceed 40 years. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which has generally been an estimate of the related business unit's undiscounted operating income before interest and taxes over the remaining life of the goodwill.

Additionally, $570,000 of the purchase price was allocated to the value of integrated supply contracts which is included in intangible assets on the balance sheet and is amortized over 13 years.

Amortization expense related to intangible assets for 1997, 1996, and 1995 was $134,000, $0, and $0, respectively. At December 31, 1997 and 1996, accumulated amortization of intangible assets was $134,000 and $0, respectively.

Other Assets

Other assets as of December 31, 1997 and 1996 included the cash surrender values of executive life insurance policies totaling $1,287,000 and $616,000, respectively.

Other Long-Term Liabilities

One stockholder of TDG who owned approximately 45% of its stock dissented from the business unit's participation in the Offering. Pursuant to Georgia's dissenters' rights statute, the stockholder will be paid cash for the fair value of his interest in TDG (Note 8).

Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities using currently enacted tax rates.

Revenue Recognition

Revenue is recognized on sales of products at the time of shipment.

Cost of Sales

Cost of sales consists of the cost of materials purchased, offset by rebates received from suppliers.

Financial Instruments

The Company's carrying value of financial instruments (cash, trade receivables, accounts payable, accrued liabilities, and debt) approximates fair value due to the short maturity of those instruments. Credit risk on trade receivables is minimized by the large and diverse nature of the Company's customer base. No one customer represented more than 10% of the Company's accounts receivable or sales for the periods presented.

Reclassifications

Certain reclassifications have been made to 1996 and 1995 amounts to conform to the current year presentation.

New Accounting Pronouncements

In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," effective for fiscal years beginning after December 15, 1995. The adoption of this statement as of January 1, 1996 did not have a significant impact on the Company's financial position or results of operations.

The Company computes basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share." The adoption of this statement in 1997 had no effect on previously reported earnings per share ("EPS").

In 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting of comprehensive income in a company's financial statements. Comprehensive income includes all changes in a company's equity during the period that result from transactions and other economic events other than transactions with its stockholders. For the Company, SFAS No. 130 will be effective for the year beginning January 1, 1998. The Company has not completed its analysis of the impact of this new pronouncement. However, based on a preliminary review, the Company believes the implementation of SFAS No. 130 will not have a significant effect on its current financial reporting.

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for the Company's fiscal year ending December 31, 1998. The Company does not expect that SFAS No. 131 will require significant revision of prior disclosures.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 1997 and 1996 (in thousands):

-----------------------------------------------------------------------------------------------------
                                                                                    1997         1996
-----------------------------------------------------------------------------------------------------
Land, building, and improvements                                                $  4,528      $   817
Leasehold improvements                                                             1,363          435
Furniture, fixtures, and equipment                                                 3,807          804
Computer hardware and software                                                     1,390          464
-----------------------------------------------------------------------------------------------------
                                                                                  11,088        2,520
Less accumulated depreciation                                                     (2,264)      (1,406)
-----------------------------------------------------------------------------------------------------
Property and equipment, net                                                     $  8,824      $ 1,114
-----------------------------------------------------------------------------------------------------

Depreciation expense totaled $622,000, $132,000, and $153,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

4. REVOLVING CREDIT FACILITIES

In December 1997, the Company entered into a $75,000,000 revolving credit facility with a five-bank syndicate. The facility has a three-year term, bears interest at either the bank's corporate base rate or a Eurodollar rate plus applicable margins, and has a first security interest in the capital stock of the Company's business units. The agreement provides that the facility be used for operations and acquisitions and provides $5,000,000 each for swinglines and letters of credit. There is an annual commitment fee on the unused portion of the facility equal to between 20 and 30 basis points of the average daily unused portion of the aggregate commitment depending on the indebtedness to adjusted EBITDA ratio. At December 31, 1997, no amounts were outstanding under this facility. The revolving credit facility contains various covenants pertaining to maintenance of certain financial relationships. These covenants include requirements for interest coverage, cash flow, and net worth, among other restrictions. The Company is in compliance with these covenants as of December 31, 1997.

Concurrent with the Offering, the Company obtained loan availability through a line of credit of one of the acquired business units. This loan was originally obtained in November 1993 and amended in March 1996. The loan availability under the line of credit is determined by a formula based on trade accounts receivable and merchandise inventory, not to exceed $15,000,000. As of December 31, 1997, the Company had $1,111,000 drawn on this line of credit. The line is secured by trade accounts receivable, merchandise inventory, intangibles, and other assets.

Borrowings under the agreement bear interest, at the election of the Company, at either the bank's prime rate, plus a margin based on the Company's ratio of debt to adjusted tangible net worth, or LIBOR, plus a margin based on the Company's ratio of debt to adjusted tangible net worth. The prime rate is adjusted daily based on published rates, while the LIBOR rate is locked in for one, two, or three months, based on the Company's election. Interest is payable monthly with the principal balance due March 1998.

5. LONG-TERM DEBT:

At December 31, 1997 and 1996, long-term debt consisted of the following (in thousands):



------------------------------------------------------------------------------------------------------
                                                                                       1997       1996
------------------------------------------------------------------------------------------------------
9.75% mortgage payable, due in monthly installments of $15,036, including interest, through July 1999, at which time remaining principal and interest are
due; secured by a building with a net book value of approximately $2.3 million      $ 1,573      $   0

Note payable to bank, due February 1999, payable in monthly installments of
$11,500, plus interest at prime plus .25%; collateralized by inventory,
property and equipment and accounts receivable                                        1,251          0

Notes payable due to various parties through 2008, bearing interest
between 7% and 10.40%                                                                 1,148        326

Other                                                                                   926        130
------------------------------------------------------------------------------------------------------
        Total long-term debt                                                          4,898        456
Less current portion                                                                   (582)       (83)
------------------------------------------------------------------------------------------------------
        Total long-term debt, less current portion                                  $ 4,316      $ 373
------------------------------------------------------------------------------------------------------

Maturities of long-term debt as of December 31, 1997 are as follows (in thousands):

        1998                                            $  582
        1999                                             3,003
        2000                                               266
        2001                                               165
        2002                                               132
        Thereafter                                         750

6. CAPITAL STOCK

PREFERRED STOCK

Pursuant to the Company's certificate of incorporation, the board of directors, from time to time, may authorize the issuance of shares of preferred stock in one or more series, may establish the number of shares to be included in any such series, and may fix the designations, powers, preferences, and rights (including voting rights) of the shares of each such series and any qualifications, limitations, or restrictions thereon. No stockholder authorization is required for the issuance of shares of preferred stock unless imposed by then-applicable law. Shares of preferred stock may be issued for any general corporate purposes, including acquisitions. The board of directors may issue one or more series of preferred stock with rights more favorable with regard to dividends and liquidation than the rights of holders of common stock.

COMMON STOCK

Options to purchase 409,825 shares of common stock at $17 per share were granted on September 24, 1997 and are included in the computation of diluted EPS because the options' exercise price was less than the average market price of the common shares during the year. The dilution effect of stock options outstanding during 1997 added 13,040 shares to the weighted average common shares outstanding for purposes of calculating diluted EPS. The options, which expire in 2007, were still outstanding at December 31, 1997 and vest ratably over a three-to-four year period. No options or other dilutive securities were outstanding during 1996 and 1995.

At December 31, 1997, the Company has two stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock incentive plan and its employee stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method established in SFAS No. 123, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


-------------------------------------------------------------------
                                       1997        1996        1995
-------------------------------------------------------------------
Net income:
        As reported               $   2,409     $   991     $   687
        Pro forma                     2,095         991         687
Basic EPS:
        As reported               $    0.91     $  1.14     $  0.79
        Pro forma                      0.79        1.14        0.79
Diluted EPS:
        As reported               $    0.91     $  1.14     $  0.79
        Pro forma                      0.79        1.14        0.79

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate between 5.35% and 6.18%; an expected life of seven to eight years; volatility of 42%; dividend yield of 0%. The total value of options granted in 1997, 1996, and 1995 was $3,696,000, $0, and $0, respectively.

Stock Incentive Plan

In July 1997, the Company adopted its stock incentive plan to provide key employees, officers, and directors an opportunity to own common stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Awards under the stock incentive plan may be structured in a variety of ways, including "incentive and nonqualified stock options," shares of common stock subject to terms and conditions set by the board of directors ("restricted stock awards"), and stock appreciation rights ("SARs"). Incentive stock options may be granted only to full-time employees (including officers) of the Company and any subsidiaries. Nonqualified options, restricted stock awards, SARs, and other permitted forms of awards may be granted to any person employed by or performing services for the Company, including directors. The stock incentive plan provides for the issuance of an aggregate number of shares of common stock equal to 15% of the Company's diluted shares of common stock outstanding from time to time, subject to the issuance of a maximum of 1,000,000 shares pursuant to incentive stock options.

Incentive stock options are also subject to certain limitations prescribed by the Internal Revenue Code and may not be exercised for more than five years from the stated grant date. The board of directors of the Company (or a committee designated by the board) generally has discretion to set the terms and conditions of options and other awards, including the term, exercise price, and vesting conditions, if any; to select the persons who receive such grants and awards; and to interpret and administer the stock incentive plan.

A summary of the status of the stock incentive plan as of December 31, 1997 and changes during the year then ended is presented below:


------------------------------------------------------------------
                                                          Exercise
                                                Shares       Price
------------------------------------------------------------------
Fixed options:
        Outstanding at beginning of year             --     $   --
               Granted                          409,825      17.00
------------------------------------------------------------------
        Outstanding at end of year              409,825     $17.00
------------------------------------------------------------------
Options exercisable at end of year                   --         --
------------------------------------------------------------------
Weighted average remaining contractual life  9.75 years

Employee Stock Purchase Plan

In 1997, the Company adopted an employee stock purchase plan (the "Stock Purchase Plan") under which qualified employees of the Company and its subsidiaries have the right to purchase shares of common stock on a quarterly basis through payroll deductions by the employee. The Stock Purchase Plan is administered by the compensation committee of the Company's board of directors. The price paid for a share of common stock under the plan is 85% of the fair market value (as defined in the Stock Purchase Plan) of a share of common stock at the beginning or the end of each quarterly purchase period, whichever is lower. The amount of any participant's payroll deductions or cash contributions made pursuant to the Stock Purchase Plan may not exceed 10% of such participant's total annual compensation and may not exceed $25,000 per year. A maximum of 500,000 shares of common stock may be issued under the Stock Purchase Plan. The Stock Purchase Plan may be terminated or amended by the Company's board of directors.

7. INCOME TAXES

The provision for income taxes includes income taxes deferred because of temporary differences between financial statement and tax bases of assets and liabilities and consisted of the following for the years ended December 31, 1997, 1996, and 1995 (in thousands):

--------------------------------------------------
                             1997     1996    1995
--------------------------------------------------
Current                   $ 1,592    $ 532    $312
Deferred                     (276)     (92)     11
--------------------------------------------------
        Total provision   $ 1,316    $ 440    $323
--------------------------------------------------

The provision for income taxes for the years ended December 31, 1997, 1996, and 1995 differs from the amount computed by applying the statutory rate of 34% due to the following (in thousands):

----------------------------------------------------------------
                                              1997   1996   1995
----------------------------------------------------------------
Tax at federal statutory rate              $ 1,267   $486   $343
Nondeductible expenses                          35     29     41
Tax-exempt interest income                     (11)   (10)   (10)
Goodwill amortization                           47     --     --
State income tax, net of federal benefit       104     --     --
Cash surrender value of life insurance           3    (23)   (34)
Other                                         (129)   (42)   (17)
----------------------------------------------------------------
        Provision for income taxes         $ 1,316  $ 440   $323
----------------------------------------------------------------


Deferred taxes are recorded based on differences between the financial statement and tax bases of assets and liabilities. Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows (in thousands):

----------------------------------------------------------------------
                                                         1997     1996
----------------------------------------------------------------------
Deferred tax assets:
        Allowance for doubtful accounts               $   312    $  42
        Accrued employee benefits                         199      153
        Capitalized inventory costs                       309       83
        Inventory allowance                               475       75
        Accrued liabilities                               828       --
        Net operating loss carryforward                   241       --
----------------------------------------------------------------------
                                                        2,364      353
----------------------------------------------------------------------

Deferred tax liabilities:
        Book over tax depreciation                        (50)     (17)
        Prepaid insurance                                  (5)     (29)
        Intangible integrated supply contract            (206)      --
        Step-up in asset basis                           (917)      --
        Section 481--LIFO                                (584)      --
        Other                                             (97)      --
----------------------------------------------------------------------
                                                       (1,859)     (46)
----------------------------------------------------------------------
        Net deferred tax assets                       $   505    $ 307
----------------------------------------------------------------------

The Company has net operating loss carryforwards for federal income tax purposes of approximately $650,000 as of December 31, 1997, which expire 2008 through 2010. The utilization of the related available deferred tax asset of $241,000 at December 31, 1997 is subject to certain limitations of the Internal Revenue Code
Section 382.

The Company intends to file a consolidated federal income tax return, which includes the operations of the Founding Companies for periods subsequent to the acquisition date.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases certain warehouse and office facilities as well as certain vehicles and office equipment under operating leases. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. The minimum future rental payments, net of sublease revenues, under all leases as of December 31, 1997 were as follows (in thousands):

        1998                              $1,989
        1999                               1,378
        2000                                 610
        2001                                 320
        2002                                 287
        Thereafter                           908
------------------------------------------------
                                          $5,492
------------------------------------------------

During the years ended December 31, 1997, 1996, and 1995, rental expense under operating leases totaled $805,000, $254,000, and $232,000, respectively.

LITIGATION

On November 18, 1996, Milliken & Company ("Milliken"), a textile manufacturer and customer of TDG, filed suit against a manufacturer of an industrial product and TDG. Milliken claims that a product sold to it by TDG as a distributor of the defendant-manufacturer was defective and caused a fire, severely damaging Milliken's textile manufacturing plant in LaGrange, Georgia. Milliken alleges damages of $500 million against the defendants. TDG has denied any liability, and its insurance carrier is vigorously defending the lawsuit on its behalf. The inclusion of the distributor of a product, along with its manufacturer, as a defendant in an action for alleged product defectiveness is unexceptional. The litigation is in the early stages of discovery, and while it is not possible to predict with accuracy the outcome of any such litigation matter, the Company believes that its insurance, which provides for $12 million of coverage, will be adequate to cover any loss to TDG that might result from the lawsuit.

On August 27, 1997, Robert Hallager filed suit against his former employer, Jessop Steel Company, and several manufacturers and distributors of industrial products, including Shearer (one of the Founding Companies). Mr. Hallager claims that he contracted cobalt poisoning and other pulmonary problems requiring his cessation of work and lifetime monitoring as a result of this exposure to steel containing cobalt, chromium, and nickel through a grinding process utilizing abrasive tools supplied by his employer by the various defendant-manufacturers and distributors. Mr. Hallager alleges damages "in excess of $50,000." The litigation is in the very early stages, and no answer is yet due from or has been filed by Shearer. Shearer intends to deny any liability, and its insurance carrier is expected to defend the lawsuit on Shearer's behalf. While it is not possible to predict with accuracy the outcome of any such litigation matter, the Company believes that its insurance, which provides for $7 million of coverage, will be adequate to cover any loss to Shearer that might result from the lawsuit.

On December 22, 1997, TDG brought an action in DeKalb County Superior Court, Georgia, File No. 97-14388-4, against a former stockholder, under the Georgia dissenters' rights provisions of the Georgia Business Corporation Code (the "GBCC"). This former stockholder of TDG had exercised his rights pursuant to the GBCC to dissent from the merger of TDG with the Company. In accordance with the GBCC, TDG offered to pay the former stockholder $4.2 million for his interest in TDG. The former stockholder rejected that offer and demanded payment of $9 million. TDG brought this action to seek a judicial determination of the value of his interest in TDG as of the time of the merger. The proceeding is in the early stages of discovery, and it is not possible to predict the outcome at this time.

The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company believes that the ultimate resolution of such matters, including those identified above, will not have a material adverse effect on the Company's financial position or results of operations.

Insurance

One of the Founding Companies began participating in a self-insured health insurance plan during 1997. Estimated reserves for reported and unreported claims are funded through a VEBA trust. The balance of this trust was approximately $414,000 as of December 31, 1997 and represents management's best estimate of its liability as of the end of the year. Revisions to estimated reserves are recorded in the period in which they become known.

Employment Agreements

Included in the employment agreements of the Company's three executive officers and each of the nine presidents of the Founding Companies is a change-of-control provision. Upon certain changes in the majority stockholders or board of directors, the executive officers and company presidents may elect to receive a cash payment equal to the present value of their base salary for the longer of two years or the remaining term of their contract.

9. SAVINGS PLANS

Beginning January 1, 1989, B&J established a 401(k) savings plan (the "Plan") for the Company's nonunion employees under which participants may contribute up to 10% of their compensation. Employees over age 21 with more than one year of service who are not covered by a union plan are eligible for participation in the Plan. During 1996 and 1995, the Company made contributions to the Plan equivalent to 5% of eligible participants' salaries. The Company's contributions totaled $149,000 and $101,000 during 1996 and 1995, respectively. As a result of the acquisition of the other Founding Companies, the Company had a total of seven 401(k) plans in effect since September 24, 1997. Total Company contributions to 401(k) plans during 1997 were $203,000.

Effective January 1, 1998, all existing 401(k) plans were merged into one new plan (the "New Plan"). All employees who are age 21 or older and have completed one year of service are eligible to participate in the New Plan. Once eligibility requirements are met, employees may join the New Plan on a quarterly basis. Employees may contribute between 1% and 15% of their compensation to the New Plan, subject to tax law limitations. For 1998, the Company will match 25% of the employee contribution up to a maximum of 1 1/2% of the employee's salary.

One of the Founding Companies had a profit-sharing plan in effect during 1997. Employees must have one year of service and cannot be covered by a union plan. Participation in the profit sharing plan was closed as of January 1, 1998. Employer discretionary contributions vest over a seven-year period. No contributions have been made since September 24, 1997. Participants in the plan may continue participating in the plan while also participating in the New Plan.

10. RELATED-PARTY TRANSACTIONs

A business unit leases a facility from four former stockholders of the business unit (one of whom is a current director of the Company) under an operating lease that expires November 30, 2002. Minimum annual lease payments are $82,000 and are subject to increases at five-year intervals, based on increases in the consumer price index. Rental expense recognized under this lease was $82,000 for each of the years ended December 31, 1997, 1996, and 1995.

B&J was obligated to a retired officer to provide monthly payments of $10,000 over his remaining life or, in the event he predeceases his spouse, over the life of the spouse. As of December 31, 1996, B&J had accrued $1,133,000, discounted at a 10% annual interest rate to cover the cost of this obligation. The Company made a lump-sum payment of $1.1 million during 1997 for relief from its obligation through 2012. If either the retired officer or his spouse is surviving as of January 2013, monthly payments of $10,000 shall resume. In addition, the Company agreed to pay 75% of the health and dental insurance costs of the retired officer and his spouse until their deaths.

A business unit of IDG leases certain properties used in its operations from a related-party family trust. A current member of the board of directors of IDG participates in this trust. Rent expense under these noncancelable leases was approximately $67,000 during 1997.

11. PRO FORMA COMBINED FINANCIAL INFORMATION (UNAUDITED)

The following pro forma combined financial information for the two years ended December 31, 1997 includes the results of B&J (deemed to be the financial acquiror) combined with the other eight Founding Companies as if the acquisitions had occurred on January 1 of each respective period. This pro forma combined financial information includes the effects of (a) the acquisitions, (b) the Offering, (c) amortization of goodwill resulting from the acquisitions, (d) elimination of interest expense for the debt that was paid from the offering proceeds, and (e) provision for income taxes at 40%, even though one of the acquired companies had a Chapter S corporate tax status.

The EPS amounts are based on 7,309,627 and 7,309,627 shares deemed to be outstanding for the periods ended December 31, 1997 and 1996, respectively. The net income amounts include estimates of the federal and state taxes that would have been applicable to the Company had the acquisitions occurred at the beginning of each respective period. The underlying tax rates differ from statutory federal and state rates primarily because amortization of goodwill related to the acquisitions is not deductible for tax purposes.

The pro forma combined financial information does not purport to represent what the Company's financial position or results of operations would actually have been if such transactions and events in fact had occurred on those dates or to project the Company's results of operations for any future period. (in thousands, except per share amounts)

----------------------------------------
                         1997       1996
----------------------------------------
Net sales            $284,870   $251,058
----------------------------------------
Net income           $  5,058   $  3,375
----------------------------------------
Earnings per share   $   0.69   $   0.46
----------------------------------------

12. INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth certain quarterly financial data for the periods indicated (in thousands, except per share amounts):

---------------------------------------------------------------------
                                   First   Second     Third    Fourth
                                 Quarter  Quarter   Quarter   Quarter
---------------------------------------------------------------------
1997:
        Net sales                 $8,161   $8,606   $15,427   $73,725
        Gross profit               1,950    2,381     3,846    17,580
        Net income                   197      469       622     1,121
        Diluted EPS*              $ 0.23   $ 0.53   $  0.42   $  0.15
1996:
        Net sales                 $6,582   $6,631   $ 7,830   $ 8,040
        Gross profit               1,724    1,726     2,151     1,857
        Net income                   264      192       487        48
        Diluted EPS               $ 0.30   $ 0.22   $  0.56   $  0.06

*The sum of the diluted EPS for 1997 by quarter does not agree with the amount disclosed on the statement of operations due to the weighted average effect of the shares issued in the Offering and to the Founding Companies late in the third quarter of 1997.

13. SUBSEQUENT EVENTS (UNAUDITED)

In February 1998, the Company signed letters of intent to purchase Continental Air Tools, Inc., d/b/a Continental-McLaughlin, E. C. Blackstone Company, and Northern Tool & Supply. The combined annual revenue of these companies is approximately $46 million. The aggregate purchase price is approximately $12.5 million, of which approximately $1 million will be cash and the balance will be IDG common stock.

Report of Independent Public Accountants

To the Board of Directors of
Industrial Distribution Group, Inc.

We have audited the accompanying consolidated balance sheets of INDUSTRIAL DISTRIBUTION GROUP, INC. AND SUBSIDIARIES (a Delaware corporation) (Note 1) as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industrial Distribution Group, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 13, 1998